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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2006


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F             Form 40-F    X
                             ------                ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                            Yes          No   X
                                -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----


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                                 DOCUMENTS INDEX



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DOCUMENTS       DESCRIPTION
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
1. Press release dated October 18, 2006: AEterna Zentaris Announces Closing of Secondary Offering of Shares of Atrium
                Biotechnologies Inc.
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                                                                AETERNA ZENTARIS


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE




AETERNA ZENTARIS ANNOUNCES CLOSING OF SECONDARY OFFERING OF SHARES OF ATRIUM BIOTECHNOLOGIES INC.


QUEBEC CITY, QUEBEC (CANADA), OCTOBER 18, 2006 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has closed its previously announced secondary offering of its 3,485,000 subordinate voting shares of Atrium Biotechnologies Inc., at a price of Cdn$15.80 per share.

Concurrent with the closing of the secondary offering and in accordance with the articles of Atrium Biotechnologies, AEterna Zentaris' remaining multiple voting shares have been converted into subordinate voting shares of Atrium Biotechnologies such that AEterna Zentaris now owns 11,052,996 subordinate voting shares representing approximately 36.1% of the issued and outstanding shares of Atrium Biotechnologies.

As previously announced, prior to the end of 2006, AEterna Zentaris intends, subject to receiving regulatory and other approvals, to distribute all of its remaining 11,052,996 subordinate voting shares of Atrium to its shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares of Atrium Biotechnologies have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

                                      -30-
CONTACTS

MEDIA RELATIONS                                INVESTOR RELATIONS
Paul Burroughs                                 Jenene Thomas
(418) 652-8525 ext. 406                        (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com             jenene.thomas@aeternazentaris.com
----------------------------------             ---------------------------------


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AETERNA ZENTARIS INC.


Date:  October 19, 2006          By:  /s/ Mario Paradis
                                    --------------------------------------------
                                    Mario Paradis
                                    Vice President, Finance & Administration and
                                    Corporate Secretary